Exhibit 99.11

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

November 26, 2013
Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of final term sheets dated October 10, 2012 through October 7, 2013 (each, a “Pricing Supplement”), to the product supplements dated September 27, 2012 and September 23, 2013, as applicable, relating to Strategic Accelerated Redemption Securities® Linked to One or More Equity Indices (each, a “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Consequences” in each Product Supplement and “Material U.S. Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences,” as applicable, in each Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material U.S. Federal Income Tax Consequences” in each Product Supplement and “Material U.S. Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences,” as applicable, in each Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP